Exhibit 99.3

Subsea 7 S.A.

(formerly known as Acergy S.A.)

Société Anonyme

ANNUAL ACCOUNTS

AND

REPORT OF THE REVISEUR D’ENTREPRISES AGREE

NOVEMBER 30, 2010

412 F, route d’Esch

L-2086

Luxembourg

R.C.S. Luxembourg No. B43172

Subsea 7 S.A.

(formerly known as Acergy S.A.)

TABLE OF CONTENTS

Pages
Report of the réviseur d’entreprises agréé	1 – 2

Report to the Board of Directors	3

Balance sheet as at November 30, 2010	4

Profit and loss account for the year ended November 30, 2010	5

Notes to the annual accounts as at November 30, 2010	6 -21

REPORT OF THE RÉVISEUR D’ENTREPRISES AGRÉÉ

To the shareholders of

Subsea 7 S.A. (formerly known as: “Acergy S.A.”)

412F, route d’Esch

L-2086 Luxemburg

Report on the annual accounts

Following our appointment by the General Meeting of the Shareholders dated May 28, 2010, we have audited the accompanying annual accounts of Subsea 7 S.A. (formerly known as: “Acergy S.A.”), which comprise the balance sheet as at November 30, 2010, and the income statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management’s responsibility for the annual accounts

Management is responsible for the preparation and fair presentation of these annual accounts in accordance with the Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Responsibility of the réviseur d’entreprises agréé

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the Commission de Surveillance du Secteur Financier. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The procedures selected depend on the judgement of the réviseur d’entreprises agréé, including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error. In making those risk assessments, the réviseur d’entreprises agréé considers internal control relevant to the entity’s preparation and fair presentation of the annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the annual accounts. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the annual accounts give a true and fair view of the financial position of Subsea 7 S.A. (formerly known as: “Acergy S.A.”) as of November 30, 2010, and of the results of its operations for the year then ended in accordance with the Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts.

Report on other legal and regulatory requirements

The management report, which is the responsibility of management, is consistent with the annual accounts.

For Deloitte S.A., Cabinet de révision agréé

Jan van Delden, Réviseur d’entreprises agréé

Partner

February 23, 2011

560, rue de Neudorf

L – 2220 Luxembourg

Report of the Board of Directors to the Annual General Meeting of

SUBSEA 7 S.A. (the “Company”)

(formerly known as Acergy S.A.)

to be held at the registered office at 412 F, route d’Esch, L-2086 Luxembourg.

MAY 27, 2011

Dear Shareholders:

We are pleased to submit for your approval the Balance Sheet as of November 30, 2010 and the Statement of Profit and Loss for the year then ended.

The investment in subsidiaries amounted to $1,091,290,000 at November 30, 2010. During the year dividends declared and received from subsidiaries amounted to $190,047,000. The net profit for the year ended November 30, 2010 was $149,740,000. During 2010 a dividend of 23 cents per common share was paid in respect of the year ended November 30, 2009. Retained earnings to be carried forward are $75,542,000.

Following shareholder approval of the proposed Articles of Incorporation at the Combination Extraordinary General Meeting on November 9, 2010, the fiscal year which started on December 1, 2010 will end on December 31, 2011. Thereafter, future fiscal years shall commence on January 1 and end on December 31.

At an Extraordinary General Meeting of Shareholders held on December 20, 2010, Mr. Long was appointed as an Independent Director of Subsea 7 S.A., effective upon completion of the Acquisition. Mr. Long’s appointment became effective on January 7, 2011.

The Luxembourg tax law which provided for a special tax regime for 1929 Holding Companies expired on December 31, 2010. As of January 1, 2011, the 1929 regime ceased to exist and Subsea 7 S.A. became an ordinary taxable Luxembourg company.

Subsequent events following the Acquisition

The acquisition by the Company of Subsea 7 Inc. was completed on January 7, 2011 after closing of the Oslo Børs. The Company issued 156,839,759 new shares to the Subsea 7 Inc. shareholders in consideration for the issue to the Company of all Subsea 7 Inc. shares, at which point, the shares of Subsea 7 Inc. were delisted. In its statutory accounts, the Company recognised an increase of share capital of $313,679,518 and an allocation to share premium of $3,020,687,748 from January 7, 2011.

Upon completion the Company’s name changed to Subsea 7 S.A. and the restated Articles of Incorporation approved by Acergy S.A.’s shareholders on November 9, 2010 and the appointment of the Board became effective. The first day of trading in the shares of the new Group, Subsea 7 S.A., was January 10, 2011.

On February 15, 2011 the Company announced its intention to apply for voluntary delisting from NASDAQ and to deregister and terminate its reporting obligations under the Securities and Exchange Act of 1934. Delisting is expected to be effective on March 7, 2011.

In late February 2011 the Company was informed that steel delivered by one of the suppliers to the Subsea 7 S.A. Group, in the period 2006-2010, may not have been within the agreed product specifications despite evidence of certification. The issue is currently being investigated and at this stage it is not possible to determine any potential impact on the valuation of the shares in affiliated undertakings.

By special vote we ask you to discharge the Directors of the Company for the year ended November 30, 2010.

Kristian Siem	Jean Cahuzac
Chairman	Director - CEO

February 23, 2011

SUBSEA 7 S.A.

(formerly known as Acergy S.A.)

BALANCE SHEET

As at November 30, 2010

($’000)

ASSETS	Notes	2010	2009	LIABILITIES	Notes	2010	2009

FINANCIAL ASSETS				CAPITAL AND RESERVES

Shares in affiliated undertakings	3	1,072,467	857,042	Subscribed capital	5	389,908	389,908

Participating interests	3	18,823	26,203	Share premium account	5	325,928	146,506

Treasury Stock	2.6, 15	-	221,626	Reserves

				Treasury stock reserve	5	-	221,626

CURRENT ASSETS				Legal reserve	5, 6	38,991	38,991

Debtors	4	60,626	81,237

Cash at bank		240,085	37,170	Retained earnings/ (loss)	5	75,542	(74,198)

PREPAYMENTS AND ACCRUED INCOME	2.5	3,762	5,077	SHAREHOLDER’S EQUITY	5	830,369	722,833

				CREDITORS	10	65,394	5,522

				CONVERTIBLE LOAN NOTES	14	500,000	500,000

TOTAL ASSETS		1,395,763	1,228,355	TOTAL LIABILITIES		1,395,763	1,228,355

The accompanying notes form an integral part of these annual accounts.

SUBSEA 7 S.A.

(formerly known as Acergy S.A.)

PROFIT AND LOSS ACCOUNT

For The Year Ended November 30, 2010

($’000)

	Notes	2010	2009		Notes	2010	2009

CHARGES				INCOME

Parent company guarantees – charges	11	16,756	20,028	Parent company guarantees – income		16,756	20,028

Interest payable and similar charges				Income from participating interests

In respect of affiliated undertakings		226	-	Dividend income in respect of affiliated undertakings		190,047	-

Other interest and similar charges		12,584	12,576

				Other interest receivable and similar income

Other charges	7, 12	47,161	5,361	In respect of affiliated undertakings		-	895

				Other interest and similar income		66	164

Tax on profit or loss	13	486	447

				Other costs reimbursement		6,574	4,918

Loss on sale of treasury shares	15	-	5,153

				Gain on sale of treasury shares	15	13,510	-

Profit for the financial year		149,740	19,446

				Other income	8	-	37,006

TOTAL CHARGES		226,953	63,011	TOTAL INCOME		226,953	63,011

The accompanying notes form an integral part of these annual accounts.

SUBSEA 7 S.A.

(formerly known as Acergy S.A.)

NOTES TO THE ANNUAL ACCOUNTS

as at November 30, 2010

NOTE 1 – ORGANISATION

Subsea 7 S.A. (“the Company”) is a holding company incorporated under the laws of Luxembourg on March 10, 1993. The Company has been incorporated for an unlimited period of time.

During the financial year ended November 30, 2010 and until December 31, 2010 (inclusive) the Company enjoyed the special tax status granted to billionaire holding companies under the law of July 31, 1929 and the Grand-Ducal Decree of December 17, 1938, the object of the Company was to invest in subsidiaries which will provide subsea construction, maintenance, inspection, survey and engineering services, predominantly for the offshore oil and gas industry. More generally, the Company was authorised to participate in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses it will administer and exploit; it was authorised to lend or borrow with or without security, provided that any monies so borrowed may only be used for the purpose of the Company, or companies which are subsidiaries of or associated with or affiliated to the Company; in general it was authorised to undertake any operations directly or indirectly connected with these objects whilst nevertheless remaining within the limits set out by the law on holding companies of July 31, 1929. The references to the limitation under the law of July 31, 1929 automatically fell away on midnight of December 31, 2010 and the object clause of the Company was amended effective January 7, 2011 to reflect its changed tax status.

On January 7, 2011, the Company changed its name to Subsea 7 S.A.

The Company also prepares consolidated financial statements in conformity with International Financial Reporting Standards as issued by the IASB and as adopted by the European Union. Copies of these consolidated financial statements are available at the registered office of the Company, 412F, route d’Esch, L-2086 Luxembourg.

The Company is reimbursed by its subsidiaries for certain general expenses incurred on behalf of the subsidiaries.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records in US Dollars, and presents its annual accounts in accordance with generally accepted accounting principles in Luxembourg, applicable at the financial year end, which include the following significant accounting policies:

2.1	Format of financial statements

In accordance with Article 26 of the law of December 19, 2002 the financial statements are presented with certain modifications to the general legal format requirements. In the opinion of the Directors, this is necessary in order to present the financial position and results of the Company to the reader with the utmost clarity.

SUBSEA 7 S.A.

(formerly known as Acergy S.A.)

NOTES TO THE ANNUAL ACCOUNTS

as at November 30, 2010

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Investments

Investments are stated at cost less any permanent impairment in value. Article 51 (e) of the Law of December 19, 2002 foresees that assets and liabilities are to be valued on an individual basis. An annual impairment review is performed on an individual investment basis and any impairments of the cost would lead to value adjustments. Earnings in investee companies are recognised when, and to the extent, dividends are received from investee companies.

2.3	Translation of foreign currencies

The Company maintains its accounts in the currency in which the capital is expressed, i.e. in US Dollars and the annual accounts are expressed in this functional currency. Amounts in foreign currencies are translated into the functional currency on the following basis:

•	Formation expenses, the cost of acquisition of intangible, tangible and financial fixed assets denominated in a currency other than the functional currency are translated at historical exchange rates;

•

All other assets denominated in a currency other than the functional currency are valued individually at the lower of their counter values translated into functional currency at their historical exchange rate or exchange rate prevailing at the balance sheet date;

•

All liabilities denominated in a currency other than the functional currency are valued individually at the higher of their counter values translated at historical exchange rate or exchange rate prevailing at the balance sheet date;

•

Revenues and expenses denominated in a currency other than the functional currency are translated into the functional currency at the exchange rates applicable on the day they are collected or disbursed.

Only realised exchange gains and losses and unrealised exchange losses are reflected in the profit and loss account.

2.4	Share based payments

Share based payments for the Company are settled by its affiliates and therefore the Company does not account for these costs. Share based payments are measured at fair value at the date on which they are granted. The fair value is determined using a Black-Scholes model. The cost of share based payments transactions is recognised over the period by its affiliates in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘the vesting date’). In the case of delivery, the Company will be reimbursed by its affiliates.

SUBSEA 7 S.A.

(formerly known as Acergy S.A.)

NOTES TO THE ANNUAL ACCOUNTS

as at November 30, 2010

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5	Convertible Notes

On October 11, 2006 the Company issued $500 million 2.25% Convertible Notes due 2013.

The Convertible Notes are accounted for as a debt instrument. The costs incurred in connection with the issuance of the Convertible Notes are treated as a deferred debt cost and amortised over the life of the Convertible Notes. If the Convertible Notes are converted at the option of the holders the deferred debt cost will be expensed immediately.

2.6	Treasury Stock

Capital stock acquired and not retired is carried at cost and reflected as part of shareholders’ equity.

NOTE 3 – SHARES IN AFFILIATED UNDERTAKINGS AND PARTICIPATING INTERESTS

($’000)	Shares in affiliated undertakings	Participating interests	Total
Acquisition costs as at beginning of the year	857,042	26,203	883,245
- Reclassification	7,380	(7,380)	-
- Repayment of capital	(335)	-	(335)
- Additional contribution	231,614	-	231,614
- Impairment loss in respect of affiliated undertaking (see Note 7)	(23,234)	-	(23,234)

Balance as at November 30, 2010	1,072,467	18,823	1,091,290

The Company accounts for its shares in affiliated undertakings and its participating interests at historical cost. The direct subsidiaries of the Company at November 30, 2010 and November 30, 2009 are as follows:

Name of the company	Country	Percentage held		Cost ($’000)
		2010	2009	2010	2009
Acergy Holdings N.V.	Netherlands Antilles	-	100%	-	175,208
Acergy B.V.	Netherlands	100%	75%	239,210	64,137
Acergy (Gibraltar) Limited	Gibraltar	100%	100%	550,950	319,536
Jarius Investments Limited	Gibraltar	100%	100%	282,307	305,541
Acergy Shipping Limited	United Kingdom	< 1%	< 1%	18,823	18,823

				1,091,290	883,245

SUBSEA 7 S.A.

(formerly known as Acergy S.A.)

NOTES TO THE ANNUAL ACCOUNTS

as at November 30, 2010

NOTE 3 – SHARES IN AFFILIATED UNDERTAKINGS AND PARTICIPATING INTERESTS (continued)

As at November 30, 2010 an impairment loss of $23.2 million was recognised in respect of the investment in Jarius Investments Limited. The Directors believe that the short term recovery of certain intercompany debts of Jarius Investments Limited is doubtful and have therefore reduced the net asset value of this subsidiary company.

On November 30, 2010 it was decided to liquidate Acergy Holdings N.V.

NOTE 4 – DEBTORS

2010 ($’000)

Amount due from affiliated undertakings	60,626

60,626

2009 ($’000)

Amount due from affiliated undertakings	81,237

81,237

NOTE 5 – SHAREHOLDERS’ EQUITY

($’000)	Subscribed capital	Share premium account	Treasury Stock Reserve	Legal Reserve	Retained earnings/ (loss)	Total
Balance as at December 1, 2009	389,908	146,506	221,626	38,991	(74,198)	722,833
- Dividend paid	-	(42,204)	—	—	—	(42,204)
- Treasury Stock Reserve	-	221,626	(221,626)	—	—	—
- Result for the year	-	—	—	—	149,740	149,740

Balance as at November 30, 2010	389,908	325,928	—	38,991	75,542	830,369

On November 11, 2010 the total remaining Treasury shares were sold to an indirect, wholly-owned subsidiary (see Note 15).

SUBSEA 7 S.A.

(formerly known as Acergy S.A.)

NOTES TO THE ANNUAL ACCOUNTS

as at November 30, 2010

NOTE 6 - LEGAL RESERVE

Luxembourg law requires that 5% of the Company’s net income each year is allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of its stated capital, as represented by common shares, after which no further allocations are required until further issuance of shares. The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from share premium. The legal reserve is not distributable. The legal reserve for all outstanding common shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

NOTE 7 – OTHER CHARGES

($’000)		2010	2009
Administrative expenses	6	5,844	5,361
Net foreign currency exchange losses		18,083	-
Impairment loss in respect of subsidiary undertaking (see Note 3)		23,234	-

		47,161	5,361

NOTE 8 – OTHER INCOME

($’000)	2010	2009
Net foreign currency exchange gains	-	6
Impairment reversal in respect of subsidiary undertaking	-	37,000

	-	37,006

SUBSEA 7 S.A.

(formerly known as Acergy S.A.)

NOTES TO THE ANNUAL ACCOUNTS

as at November 30, 2010

NOTE 9 – LONG TERM INCENTIVE SCHEMES

Share based payments for the Company are settled by its affiliates and therefore the Company does not account for these costs.

The Group operates the following long term incentive schemes:

Share option plan

The Company operates a share option plan which was approved in April 2003 (the ‘2003 Plan’). This plan includes an additional option plan for key directors and employees’ resident in France as a sub-plan (the ‘French Plan’), and additional options which are granted under the Senior Management Incentive Plan (SMIP). A Compensation Committee appointed by the Board of Directors administers these plans. Options are awarded at the discretion of the Compensation Committee to directors and key employees.

Under the 2003 Plan options up to but not exceeding 6.3 million common shares can be granted. Following shareholder approval at the Extraordinary General Meeting held on December 18, 2008, the 2003 Plan was expanded to cover up to 8.7 million shares. This plan replaced the previous plan (the ‘1993 Plan’). Any options granted under the French Plan are included as part of this limit. Other than options granted under the SMIP, options under the 2003 Plan (and therefore also under the French Plan) may be granted, exercisable for periods of up to ten years, at an exercise price not less than the fair market value per share at the time the option is granted. Such options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. The cost of these non-performance share options are therefore recognised using the graded vesting attribution method. Share option exercises are satisfied by either issuing new shares or reissuing treasury shares. Furthermore, options are generally forfeited if the option holder leaves the Group under any circumstances other than due to the option holder’s death, disability or retirement before his or her options are exercised.

In fiscal year 2010 no common share options were granted (2009: nil common share options), and no options were granted under the French Plan (2009: nil options).

2009 Long Term Incentive Plan (‘Equity Plan’)

The 2009 Long-Term Incentive Plan (‘2009 LTIP’) was approved by the Company’s shareholders at the Extraordinary General Meeting on December 17, 2009. The 2009 LTIP is an essential component of the Company’s compensation policy, and was designed to place the Company on a par with competitors in terms of recruitment and retention abilities. The 2009 LTIP provides for whole share awards, which vest after three years, based on the performance conditions set out below:

Performance conditions are based on relative Total Shareholder Return (‘TSR’) against a specified comparator group of 13 companies determined over a three year period. This comparator group included Subsea 7 Inc., which ceased to form part of the comparator group upon Completion. The Company would have to deliver TSR above the median for any awards to vest. At the median level, only 30% of the maximum award would vest. The maximum award would only be achieved if the Company achieved top decile TSR (i.e. if, when added to the comparator group, the Company was first or second, in terms of TSR performance). In addition, individual award caps have been introduced. No senior executive or other employee may be granted shares under the 2009 LTIP in a single calendar year that have an aggregate fair market value in excess of 150%, in the case of senior executives, or 100%, in the case of other employees, of his or her annual base salary as of the first day of said year. Additionally, a holding requirement for senior executives has been introduced. Senior executives must hold 50% of all awards that vest until they have built up a shareholding of 1.5 x salary, which must be maintained.

SUBSEA 7 S.A.

(formerly known as Acergy S.A.)

NOTES TO THE ANNUAL ACCOUNTS

as at November 30, 2010

NOTE 9 – LONG TERM INCENTIVE SCHEMES (continued)

2009 Long Term Incentive Plan (‘Equity Plan’) (continued)

The first tranche of awards under the 2009 LTIP was made on April 8, 2010. Awards were made over 970,000 performance shares, subject to the 2009 LTIP’s performance conditions, in conjunction with which 583,000 were transferred to an Employee Benefit Trust at the closing share price on the Oslo Stock Exchange on April 9, 2010 from Treasury Shares previously held indirectly by Acergy Investing Limited. The fair market value per share on the date of the award was $19.83. The 2009 LTIP currently covers approximately 100 senior managers and key employees. Grants are determined by the Company’s Compensation Committee, which is responsible for operating and administering the plan. The 2009 LTIP has a five-year term with awards being made annually. The aggregate number of shares subject to all awards which may be granted in any calendar year is limited to 0.5% of issued and outstanding share capital on January 1 of each such calendar year.

Senior Management Incentive Plan

As a condition to a bonding facility agreement which was finalised in 2004, there was a requirement to put in place a Key Staff Retention Plan, now called the Senior Management Incentive Plan (‘SMIP’), in order to secure the services of certain senior executives. The SMIP provided for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic objectives for each of the fiscal years 2004, 2005, and 2006. The objectives fixed in the plan, and agreed by the Compensation Committee, included targets for net profit, management team retention, bonding lines, internal controls over accounting and audit activities, business growth and restructuring. During the fiscal year 2007 the Compensation Committee determined that 98.3% of the objectives had been met and therefore the performance-based share options vested on February 28, 2007 and the cash compensation was paid. No compensation was awarded for fiscal year 2008 and no further awards will be made under this plan. The options under the SMIP are exercisable until ten years after their date of grant.

Special Incentive Plan 2009

Subsequent to November 30, 2009, but prior to the adoption of the 2009 Long-Term Incentive Plan, described above, and as an interim measure, the Company put in place the Special Incentive Plan 2009 (‘SIP 2009’), a cash-settled incentive plan designed to provide awards to selected executives and key employees, thus further aligning their interests with those of shareholders. Awards under the SIP 2009 are in the form of a cash bonus, payable in April 2012, of between zero and twelve months’ base salary, dependent on the Company’s average share price as quoted on NASDAQ between January 1, 2012 and March 31, 2012. If the average share price over that period is $8.75 or less, no cash bonus will be payable. If the average share price over that period is $35.00 or more, a cash bonus equal to twelve months’ base salary will be payable. If the average share price over that period is between $8.75 and $35.00, a cash bonus equal to between zero and twelve months’ base salary will be payable, calculated on a straight-line basis pro rata to the share price. Awards under the SIP 2009 are capped at the equivalent of twelve months’ base salary. No other performance criteria apply.

SUBSEA 7 S.A.

(formerly known as Acergy S.A.)

NOTES TO THE ANNUAL ACCOUNTS

as at November 30, 2010

NOTE 9 – LONG TERM INCENTIVE SCHEMES (continued)

Restricted Share Plan

In March 2008 the Board approved and adopted a restricted share plan to provide a retention incentive to selected senior executives. The plan stipulates that the number of free shares (without any cash compensation) that may be awarded under the plan may not exceed an average of 350,000 common shares over a three year period. During the three year restricted plan period, participants not permitted to sell or transfer shares but will be entitled to dividends which will be held by the Company until the restricted period lapses during fiscal year 2011. In April 2008, 65,000 restricted shares were issued to selected senior executives as part of the retention incentive of the plan. These shares had a fair value of $22.23, representing the market price on the date of issue. No further restricted shares have been issued under the Restricted Share Plan.

2010 Long Term Incentive Plan

During fiscal year 2010 the Board approved and adopted a Long Term Incentive Plan (‘Cash Plan’) for selected employees as a cash bonus. The cash settlement is based on the share price movement over the specified three year vesting period to April 2013 for the nominal allocated number of shares to each employee. No shares have been held under this scheme. The cash bonus is capped at 6 months of the employees’ salary or 12 months of the employees’ salary depending on their employee rank.

2010 Executive Deferred Incentive Scheme

During fiscal year 2010 the Board approved and adopted a new deferred incentive scheme for selected senior employees. The scheme enabled executives to defer, on a voluntary basis, up to 50% of their annual bonus into the shares of the Company which will be matched in cash at the end of the three year period, subject to performance conditions. The value of the bonus deferred was used to purchase 44,015 shares based on a prevailing share price on April 16, 2010 of $19.69. Participants who continue to be employed by the Group and hold the shares until March 31, 2013 will receive a cash payment consisting of two elements. There will be a guaranteed payment of 50% of the gross amount deferred and a variable element of up to 100% of the gross amount deferred, but conditional upon reaching target Total Shareholder Return over the three year period to March 2013.

2009 Executive Deferred Incentive Scheme

During fiscal year 2009 the Board approved and adopted a deferred incentive scheme for selected senior executives. The scheme enabled the executives to defer, on a voluntary basis, up to 50% of their annual bonus into shares of the Company, which will be matched in cash at the end of the three year period, subject to performance conditions. The value of the bonus deferred was used to purchase 58,374 shares based upon the prevailing share price on April 17, 2009 which was $7.64. The matched element is conditional upon achieving target Total Shareholder Return over the three years to March 2012 and is conditional on the shares being held for three years.

SUBSEA 7 S.A.

(formerly known as Acergy S.A.)

NOTES TO THE ANNUAL ACCOUNTS

as at November 30, 2010

NOTE 10 – CREDITORS

2010 ($’000)	Less than one year	More than 1 year	Total
Amount owed to affiliated undertakings	—	62,167	62,167
Other creditors	3,227	-	3,227

	3,227	62,167	65,394

2009 ($’000)	Less than one year	More than 1 year	Total
Amount owed to affiliated undertakings	—	3,487	3,487
Other creditors	2,035	—	2,035

	2,035	3,487	5,522

NOTE 11 - COMMITMENTS AND GUARANTEES

The Company arrange for bank guarantees, which collectively refer to bank guarantees, performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of the performance obligations certain of its subsidiaries have towards their clients in connection with work on specific projects.

Facilities

The following facilities, entered into by affiliated undertakings, were guaranteed by the Company as at November 30, 2010:

The $1.0 billion multicurrency revolving credit and guarantee facility

On August 10, 2010 the Company executed a $1 billion multi-currency revolving credit and guarantee facility with a number of banks. The facility can be used in full for the issuance of guarantees, or for a combination of guarantees and cash drawings subject to a $500 million sub-limit for cash drawings. The $1 billion facility is guaranteed by the Company, Class 3 Shipping Limited, Acergy Shipping Limited and Subsea 7 Treasury (UK) Limited (formerly Acergy Treasury Limited). Final maturity will be August 10, 2015. However, in accordance with the terms of the agreement, performance guarantees can be issued with up to 78 months duration up to one month prior to the final maturity date of the facility, subject to the Group providing cash cover for any guarantees outstanding following the final maturity date.

SUBSEA 7 S.A.

(formerly known as Acergy S.A.)

NOTES TO THE ANNUAL ACCOUNTS

as at November 30, 2010

NOTE 11 - COMMITMENTS AND GUARANTEES (continued)

The $1.0 billion multicurrency revolving credit and guarantee facility (continued)

The $1 billion facility contains financial covenants in respect of leverage, interest coverage and gearing ratios. The requirements of the financial covenants must be met on a consolidated basis on the last day of each quarterly interval. In addition to the financial covenants, the facility contains affirmative covenants, negative pledges and events of defaults which are customary for facilities of this nature and consistent with past practice. Such covenants specifically limit mergers or transfers, incurrence of other indebtedness, class 1 acquisitions, loans outside the Group and change of business. On September 28, 2010 the banks consented to retain their commitment under the $1 billion facility following the proposed Combination with Subsea 7 Inc. Debt existing within the Subsea 7 Inc. group on the date of the Acquisition will be managed within the terms and conditions of the $1 billion facility.

The $1 billion facility also contains events of default provisions which include payment defaults (subject to a three day grace period), breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency, illegality, unenforceability, conditions subsequent, curtailment of business, claims against an obligor’s assets, appropriation of an obligor’s assets, cross-defaults to other indebtedness in excess of $10 million, failure to maintain exchange listing, material adverse change, auditor’s qualification, repudiation and material litigation.

Interest on the $1 billion facility is payable at LIBOR plus a margin which is linked to the Group’s leverage, measured as the ratio of net debt to EBITDA, and which may range from 1.75% to 2.75% per year. The fee applicable for guarantees is linked to the same ratio of net debt to EBITDA and may range from 1.75% to 2.75% per year in respect of financial guarantees and 0.88% to 1.38% in respect of performance guarantees. The margin and guarantee fee are reset quarterly in line with changes in Subsea 7’s leverage.

As part of the terms of the $1 billion facility, the $400 million amended and restated revolving credit and guarantee facility and the $200 million multi-currency revolving guarantee facility in place up to August 10, 2010 were cancelled and any amounts utilised on that date were transferred to the $1 billion facility.

The NOK 977.5 million Loan and Guarantee Facility ( the “NOK 977.5 million facility”)

Acergy Havila Limited is a 50/50 joint venture between Acergy (Gibraltar) Limited (wholly owned by the Company) and Havila Shipping Pte Ltd. (wholly owned by Havila Shipping ASA). On October 14, 2008 the Company completed a loan and guarantee facility for post-delivery financing of up to NOK 977.5 million ($157.6 million) for the purchase of a dive support vessel to be owned by the joint venture, when it is delivered in 2011. The final termination date of the facility is no later than February 28, 2021.

The NOK 977.5 million facility contains the financial covenant that the joint venture’s current assets exceed current liabilities. This requirement must be met at the last day of each quarterly interval of each year. The facility also contains vessel covenants customary to a facility of this nature.

In addition to the above covenants, the facility also contains events of default which include payment defaults (subject to a three day grace period), breach of the financial covenant, breach of other obligations, breach of representations, insolvency, illegality, repudiation, material adverse effect, cross-defaults to other indebtedness in excess of $2.5 million for Acergy Havila Limited and in excess of $5.0 million for the Company and failure by the Company to maintain a stock exchange listing. The facility also contains negative pledges with respect to accounts receivable and cash.

SUBSEA 7 S.A.

(formerly known as Acergy S.A.)

NOTES TO THE ANNUAL ACCOUNTS

as of November 30, 2010

NOTE 11 - COMMITMENTS AND GUARANTEES (continued)

The NOK 977.5 million Loan and Guarantee Facility ( the “NOK 977.5 million facility”) (continued)

Security on the facility is provided by a first priority mortgage on the vessel. A charter guarantee has been provided by the Company. In the event of an event of default occurring this turns into a several guarantee to be shared 50/50 by the Company and Havila Shipping ASA.

The facility’s commitment fee is set at a rate of 0.40%. Upon delivery of the vessel loan interest will be payable at NIBOR plus a margin of 1.65%, and guarantee fee of 1.65%.

The Utilisation of the $1 billion facility (2009: $400 million and $200 million facilities) and the NOK 977.5 million facility:

	2010			2009
	Utilised	Unutilised	Total	Utilised	Unutilised	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Cash loans		509,300	509,300	-	179,600	179,600
Guarantee facilities	330,300	318,000	648,300	505,600	63,300	568,900

Total	330,300	827,300	1,157,600	505,600	242,900	748,500

Guarantee arrangements with joint ventures

SapuraSubsea 7 Assets Pte Ltd (‘SAPL’), previously known as Nautical Vessels Pte Ltd., is a 50/50-owned joint venture between Nautical Essence Sdn. Bhd. (wholly owned by SapuraCrest Petroleum Berhad) and Subsea 7 (Gibraltar) Limited (wholly owned by Subsea 7 S.A.).

In 2007 the respective parent companies issued a Charter Guarantee guaranteeing the charter payments from the charterer of the Sapura 3000 vessel to the ship owner, SAPL. The limit of the guarantee is, at any time the sum of the outstanding amounts under the $240 million Facility Agreement of SAPL less $100 million. Any call under the guarantee will not result in a lump sum payment being made, but the guarantors, severally, will have to service the debt by way of charter payments due from the charterer to the ship owner until the termination date of the loan, which is February 2, 2015.

SapuraSubsea 7 Sdn. Bhd. (‘SASB’) is a 50/50-owned joint venture between Nautical Essence Sdn. Bhd. (wholly owned by SapuraCrest Petroleum Berhad) and Subsea 7 (Gibraltar) Limited (wholly owned by Subsea 7 S.A.). SASB has entered into a $181.3 million multi-currency facility for the financing of the Shell Gumusut-Kakap Project. Both Subsea 7 S.A. and SapuraCrest Petroleum Berhad have issued several guarantees for 50% of the financing respectively. The facility consists of $44.0 million available for the issuance of bank guarantees, $60.0 million available for letters of credit, and two revolving credit facilities for $57.3 million and $20.0 million respectively. At November 30, 2010 the amount available for bank guarantees was fully drawn, $16.8 million was drawn under the letter of credit facility and $12.0 million was drawn under the $20.0 million revolving credit facility. There were no drawings under the $57.3 million revolving credit facility.

SUBSEA 7 S.A.

(formerly known as Acergy S.A.)

NOTES TO THE ANNUAL ACCOUNTS

as at November 30, 2010

NOTE 11 - COMMITMENTS AND GUARANTEES (continued)

Other guarantee arrangements

In addition to the amounts available under the $1 billion facility, the Company has a $30.0 million (2009: $30.0 million) bank guarantee facility with Credit Industriel et Commercial Bank of which $9.0 million (2009: $8.0 million) was utilised as at November 30, 2010.

There are three unsecured local lines of credit in Nigeria for the sole use of Globestar Engineering Company (Nigeria) Limited, being $13.3 million with Union Bank of Africa plc, $9.9 million with First Bank of Nigeria plc, and $6.6 million with Zenith Bank plc. The bonds under these facilities were issued to guarantee the project performance of the subsidiary to third parties in the normal course of business. The total amount issued under these facilities as at November 30, 2010 was $7.7 million (2009: $0.7 million).

The Company had past arrangements with a number of financial institutions to issue bank guarantees on our behalf. As at November 30, 2010, the aggregate amount of guarantees issued under these old facilities was $14.4 million (2009: $14.5 million). There was no availability for further issuances under these facilities.

NOTE 12 - BOARD OF DIRECTORS’ EXPENSES

Fees paid to Directors for the year ended November 30, 2010 amounted to $870,000 (2009: $734,000).

SUBSEA 7 S.A.

(formerly known as Acergy S.A.)

NOTES TO THE ANNUAL ACCOUNTS

as of November 30, 2010

NOTE 13 - TAXES

For the financial year ended November 30, 2010, the Company has elected to be taxed as a billionaire holding company and was as a result subject to a variable tax rate, calculated annually with half-yearly advance payments, which is based on certain interest expense, dividends and certain compensation paid to non-resident directors during the period. The tax is calculated as follows:

Where the total interest paid each year to bondholders and on other comparable securities amounts to or exceeds €2,400,000:

•	3% on interests paid to bond and other comparable security holders;

•	1.8% on dividends, profit quotas and remuneration to non-resident directors on the first €1,200,000;

•	0.1% on any excess surplus dividends, profit quotas and remuneration to non-resident directors.

Where the total interest paid each year to bondholders and on other comparable securities is less than €2,400,000:

•	3% on interests paid to bond and other comparable security holders;

•

3% on dividends, profit quotas and remuneration to non-resident directors, but to a maximum amount corresponding to the difference between €2,400,000 and the total interest paid to bondholders and on other comparable securities;

•	1.8% on any surplus dividends, profit quotas and remuneration to non-resident directors up to €1,200,000 distributed;

•	0.1% on any excess surplus dividends, profit quotas and remuneration to non-resident directors.

Billionaire holding companies are subject to a minimum annual charge of €48,000. The tax election made cannot be reversed. Billionaire holding companies cannot elect different tax treatment from one year to the next, without prejudice to the automatic expiry of that tax regime on December 31, 2010.

For the years ended November 30, 2010 and 2009 this tax amounted to $411,614 and $351,000 respectively, and is included in “other charges” in the accompanying statements of profit and loss. The tax charge for the years ended November 30, 2010 and 2009 includes prior year adjustments amounting to $74,857 and $95,507 respectively.

As per Note 1 the Company must remain within the limits set out by the Law of July 31, 1929 governing holding companies which fiscal regime is maintained for a transitional period until December 31, 2010 according to conditions defined by the Law of December 22, 2006 amending the Law of July 31, 1929.

SUBSEA 7 S.A.

(formerly known as Acergy S.A.)

NOTES TO THE ANNUAL ACCOUNTS

as at November 30, 2010

NOTE 14 – CONVERTIBLE LOAN NOTES

On October 11, 2006 the Company issued a $500.0 million in aggregate principal amount of 2.25% convertible loan notes due 2013. The issuance was completed on October 11, 2006 with the receipt of net proceeds after deduction of issuance related costs of $490.8 million. The issuance costs of $9.2 million have been split between the liability and equity components.

The convertible loan notes have an annual interest rate of 2.25% payable semi-annually in arrears on April 11 and October 11 of each year up to and including fiscal year 2013. They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on October 11, 2013 at 100% of their principal amount. The convertible loan notes are admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

The noteholders were granted an option which allows them to convert the convertible loan notes into common shares with an initial conversion price of $24.05 per share equivalent to 20,790,021 common shares, or at the date of issue approximately 10.7% of the Company’s issued share capital (excluding treasury shares held as at October 11, 2006). All $500.0 million of notes remain outstanding as at November 30, 2010 with a conversion price at that date of $22.37 (2009: $22.71) per share following the payment of the dividends since issuance, equivalent to 22,351,363 (2009: 22,016,733) common shares, or approximately 12.2% (2009:11.3%) of the Company’s issued share capital as of November 30, 2010. The conversion price will continue to be adjusted in line with its terms and conditions including payment of dividends.

There is also an option for the Company to call the convertible loan notes after October 25, 2010, if the price of the common shares exceeds 130% of the then prevailing conversion price over the above specified period.

The following is a summary of certain other terms and conditions that apply to the Company’s convertible loan notes:

•

the convertible notes are unsecured but contain a negative pledge provision which restricts encumbrances or security interests on current and future property or assets to ensure that the convertible notes will rank equally with other debt issuance;

•	a cross default provision subject to a minimum threshold of $10.0 million and other events of default in connection with non-payment of the convertible notes;

•	various undertakings in connection with the term of any further issuance of common shares, continuance of the listing of the shares and the convertible notes on recognised stock exchanges; and

•	provisions for the adjustment of the conversion price in certain circumstances.

There were no conversions of these convertible notes as of November 30, 2010.

SUBSEA 7 S.A.

(formerly known as Acergy S.A.)

NOTES TO THE ANNUAL ACCOUNTS

as at November 30, 2010

NOTE 15 – TREASURY STOCK

On September 11, 2006 the Company announced the commencement of a share buyback program, up to a maximum of 10% of its issued share capital, pursuant to an authorisation granted to the Board of Directors at the Annual General Meeting held on May 15, 2006 for a maximum aggregate consideration of $300 million. The repurchases were open market repurchases on the Oslo Stock Exchange.

No shares were repurchased during fiscal year by the Company or direct or indirect subsidiaries.

During fiscal year 2010 the Company used 581,097 from its treasury shares (2009: 1,576,385) to satisfy share option exercises for a total consideration of $3.7 million. The cost of these shares was $10.5 million resulting in a loss of $6.8 million.

On November 11, 2010 the remaining 10,286,712 treasury shares were sold to an indirect, wholly-owned subsidiary for a total consideration of $231.4 million resulting in a gain of $20.3 million.

As at November 30, 2010 no common shares (2009: 10,867,809 common shares) were held by the Company as treasury shares.

As at November 30, 2010 11,014,762 (2009: 879,121) treasury shares are held by an indirect, wholly-owned subsidiary of Subsea 7 S.A.

NOTE 16 – SUBSEQUENT EVENTS

Following shareholder approval of the proposed Articles of Incorporation at the Combination Extraordinary General Meeting on November 9, 2010, the fiscal year which started on December 1, 2010 will end on December 31, 2011. Thereafter, future fiscal years shall commence on January 1 and end on December 31.

At an Extraordinary General Meeting of Shareholders held on December 20, 2010, Mr. Long was appointed as an Independent Director of Subsea 7 S.A., effective upon completion of the Acquisition. Mr. Long’s appointment became effective on January 7, 2011.

The Luxembourg tax law which provided for a special tax regime for 1929 Holding Companies expired on December 31, 2010. As of January 1, 2011, the 1929 regime ceased to exist and Subsea 7 S.A. became an ordinary taxable Luxembourg company.

Subsequent events following the Acquisition

The acquisition by the Company of Subsea 7 Inc. was completed on January 7, 2011 after closing of the Oslo Børs. The Company issued 156,839,759 new shares to the Subsea 7 Inc. shareholders in consideration for the issue to the Company of all Subsea 7 Inc. shares, at which point, the shares of Subsea 7 Inc. were delisted. In its statutory accounts, the Company recognised an increase of share capital of $313,679,518 and an allocation to share premium of $3,020,687,748 from January 7, 2011.

Upon completion the Company’s name changed to Subsea 7 S.A. and the restated Articles of Incorporation approved by Acergy S.A.’s shareholders on November 9, 2010 and the appointment of the Board became effective. The first day of trading in the shares of the new Group, Subsea 7 S.A., was January 10, 2011.

SUBSEA 7 S.A.

(formerly known as Acergy S.A.)

NOTES TO THE ANNUAL ACCOUNTS

as at November 30, 2010

NOTE 16 – SUBSEQUENT EVENTS (continued)

On February 15, 2011 the Company announced its intention to apply for voluntary delisting from NASDAQ and to deregister and terminate its reporting obligations under the Securities and Exchange Act of 1934. Delisting is expected to be effective on March 7, 2011.

On February 16, 2011 a NOK 920 million loan agreement with Eksportfinans ASA was executed. This facility utilised the guarantee element of the NOK 977.5 million facility, and will be used to part finance the Seven Havila which is scheduled for delivery on February 23, 2011.

In late February 2011 the Company was informed that steel delivered by one of the suppliers to the Subsea 7 S.A. Group, in the period 2006-2010, may not have been within the agreed product specifications despite evidence of certification. The issue is currently being investigated and at this stage it is not possible to determine any potential impact on the valuation of the shares in affiliated undertakings.